UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of March 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

NEWS RELEASE FROM HARMONY

7 March 2005

Harmony receives licence to mine in Papua New Guinea

Harmony is pleased to confirm that on Friday March 4, the Minister of Mines of Papua New Guinea, The Honourable Mr Sam Akotai, announced that Harmony has been granted the licence to develop and mine the Hidden Valley project. The license is effective immediately.

The licence was granted after a comprehensive licensing process, including intensive reviews of all of Harmony’s environmental plans under Papua New Guinea’s newly-enacted, strict environmental legislation.

CE Bernard Swanepoel said that feasibility studies Harmony has conducted corroborate a robust project which is anticipated to produce on average in excess of 300 000 ounces of gold and 4.5 moz of silver per annum from a proven reserve of 1.88 moz of gold and 25.5 moz of silver. Harmony currently produces approximately 300 000 oz of gold per annum from its Australian operations.

“Over and above the proven reserves which formed the basis of our feasibility study and decision to proceed with the project, the mine life will be extended by extensive inferred resources in the immediate area of the mine,” said CE Bernard Swanepoel. “We also control many exciting prospects in this well-mineralised belt which will be processed through the Hidden Valley Plant.”

Swanepoel says he anticipates construction of an open pit mine to commence in mid-2005 and that the first gold will be poured in early 2007. “We expect our cash operating costs to be approximately US$224 per ounce.”

Harmony holds the rights to develop and mine the Hidden Valley project through its wholly-owned PNG subsidiary. Nearby, are Harmony’s world-class Wafi and Golpu projects, which are currently the subject of a pre-feasibility study.

ENDS

Prepared by:	Beachhead Media & Investor Relations
Jennifer Cohen 011 214 2401 / 082 468 6469
Patrick Lawlor 011 214 2410 / 082 459 6709
On behalf of:	Harmony Gold
Further info:	Ferdi Dippenaar 082 807 3684

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Statements in this communication include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realized by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 7, 2005

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer